

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

January 12, 2009

VIA U.S. MAIL AND FAX (562) 906-8459

David Duquette
Chief Financial Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

      Re: **New Century Companies, Inc.**
                  Form 10-KSB for the year ended December 31, 2007
                  Filed May 15, 2008
                  File No. 000-09459

Dear Mr. Duquette:

      We have reviewed your letter dated December 12, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Financial Statements, page F-1

Consolidated Balance Sheet, page F-2

1.   Please refer to our prior comment 1. We note from your response that you have concluded that your classification of the deferred compensation cost as a component of stockholders' equity is not appropriate for any of your related contracts and, therefore, you propose to reclassify your deferred compensation to a prepaid asset. Please respond to the following:

   •   Discuss your consideration of the issues and views expressed in EITF 02-1. Please note that the Commission staff has previously expressed the view that only notes or receivables that are received by a grantor in exchange for the issuance of fully vested, nonforfeitable equity instruments to a party unrelated to the grantor, and that are fully secured by specific assets other than the equity instruments granted can be classified in the grantor's balance sheet as assets,

   •   Tell us your consideration of SAB Topic 4E, and

   •   Discuss your further consideration of paragraph 74 of SFAS 123(R) which states that any unearned or deferred compensation related to earlier awards should be eliminated to the appropriate equity accounts.

Note 9. Loss Per Share, page F-36

2.   Refer to our prior comment 2. We note the referenced AICPA guidance regarding your accounting for the reversal of the preferred dividends, however, we did not see how the referenced guidance permits reversal of the preferred dividends that had been deducted from net income in the prior periods. Please explain to us about the specific U.S. GAAP that you relied on to reverse the preferred dividends in the current period.

Form 10-Q for the quarter ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2

Results of Operations For the Period Ended December 31, 2007 Compared to December 31, 2006, page 3

3.   Please refer to our prior comment 4. Please confirm to us that you will include a discussion of your results of operations that includes the causes of material changes from

year to year in financial statement line items, to the extent necessary for an understanding of the company's business as a whole in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Julie Sherman
Reviewing Accountant